FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 30, 2004

DESWELL INDUSTRIES, INC.

(Translation of registrant’s name into English)

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PROPOSAL NO. 1
PROPOSAL 2
OTHER BUSINESS
SIGNATURES

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Deswell Industries, Inc.:

     The Annual Shareholders Meeting of Deswell Industries, Inc. (the “Company”) will be held at the Gauguin 2 meeting room of the Bellagio Hotel, 3600 S. Las Vegas Blvd., Las Vegas, NV, USA 89109 on September 20, 2004 at 9:30 a.m. local time for the following purposes:

1.	To elect five members of the Board of Directors to serve for the ensuing year;

2.	To ratify the selection of BDO McCabe Lo & Company as the independent public accountants of the Company for the year ending March 31, 2005; and

3.	To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

     Only holders of common shares, no par value per share (the “Common Shares”), of record at the close of business on August 23, 2004 (the “Record Date”) will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

By order of the Board of Directors

C. P. Li
Secretary

Dated: August 30, 2004
Macao

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

PROXY STATEMENT

Meeting at 9:30 a.m. local time on September 20, 2004

     Your proxy is solicited on behalf of the Board of Directors of Deswell Industries, Inc. (the “Company”) for use at the Annual Meeting of Shareholders to be held at the Gauguin 2 meeting room of the Bellagio Hotel, 3600 S. Las Vegas Blvd., Las Vegas, NV, USA 89109 on September 20, 2004 at 9:30 a.m. local time. If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for the election of the five (5) nominees for directors named herein, and for the approval of BDO McCabe Lo & Company as the Company’s independent accountants for the year ending March 31, 2005. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Secretary of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the Meeting.

     The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of Common Shares of the Company.

     The Company’s annual report, including financial statements for its fiscal year ended March 31, 2004, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.

     The Company’s annual report on Form 20-F for the year ended March 31, 2004, as filed with the Securities and Exchange Commission, is available without charge upon written request from the Secretary of the Company at Deswell Industries, Inc., 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao.

     Holders of Common Shares of record at the close of business on the Record Date will be entitled to vote at the Meeting and there were 9,209,085 Common Shares outstanding at that date.* No business shall be transacted at any Meeting of shareholders unless a quorum of shareholders is present at the time when the Meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy representing at least one half of the votes of the outstanding Common Shares at the Record Date. Each Common Share is entitled to one vote. Management recommends a vote FOR the election of directors named and FOR the selection of BDO McCabe Lo & Company as independent accountants for the Company for the year ending March 31, 2005.

* All share and per share information in this Proxy Statement has been adjusted to reflect the Company’s three-for-two stock split of July 22, 2002.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

     The Company’s directors are elected annually to serve until the next Annual General Meeting of Shareholders and until their successors are qualified and elected or until their death, resignation or removal. The number of directors presently authorized by the Company’s Articles of Association is not less than one or more than 12. The current number is fixed at five.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the following nominees. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

Information Concerning Nominees

     Information concerning the nominees based on data provided by them is set forth below:

     Richard Lau, 59, has served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987.

     C. P. Li, 58, has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995. As Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the day-to-day manufacturing and administrative operations for the Company’s plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.

     C. W. Leung, 49, has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. As Executive Director of Engineering for Plastic Operations, Mr. Leung is in charge of the mold division and engineering for the Company’s plastic manufacturing operations.

     Hung-Hum Leung, 58, has been a director of the Company and member of the Audit Committee since December 1999. Mr. Leung has over 25 years of experience in the manufacture of electronic products. Mr. Leung was the founder of Sharp Brave Holdings Ltd., a Hong Kong public company listed on the Hong Kong Stock Exchange, and from 1991 to 1995 served as the Chairman of Sharp Brave Holdings Ltd. Since 1995, Mr. Leung has been an independent consultant to the electronics industry. He received his Bachelor of Science degree in Physics from the National Taiwan University in 1971.

     Allen Yau-Nam Cham, 57, has been a director of the Company and member of the Audit Committee since August 2003. Mr. Cham has been the Managing Director and shareholder of Kwong Fat Hong (Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary’s University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from the University of British Columbia, Canada.

     No family relationship exists among any of the named directors or the Company’s executive officers or key employees and no arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The executive officers serve at the pleasure of the Board of Directors of the Company.

Information Concerning Audit Committee

     The Audit Committee consists of Messrs. Hung-Hum Leung and Allen Yau-Nam Cham. If reelected to the Board, Messrs. Leung and Cham will continue to serve on the Audit Committee. The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports.

     Deswell’s Board of Directors has determined that at least one person serving on the Audit Committee is an “audit committee financial expert” as defined under Item 16A(b) of Form 20-F. Mr. Allen Yau-Nam Cham is an “audit committee financial expert.”

Compensation of Executive Officers

     The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2004 to all directors and officers as a group for services in all capacities was approximately $2,605,000. This excludes amounts paid by the Company to shareholders as dividends during the year ended March 31, 2004.

Directors

     Effective August 1, 2003, directors who are not employees of the Company or any of its subsidiaries are paid $2,000 per month for services as a director, respectively, and are reimbursed for all reasonable expenses incurred in connection with services as a director.

Stock Option Plans

     In 1995, the Company adopted its 1995 Stock Option Plan permitting the Company to grant options to purchase up to 675,000 common shares to employees, officers, directors and consultants of the Company. On September 29, 1997, the Company’s Board of Directors and shareholders approved an increase of 366,000 shares in the number of shares that can be optioned and sold under the Option Plan bringing to a total of 1,041,000 shares the number of common shares that can be optioned and sold under the 1995 Stock Option Plan.

     On August 15, 2001 the Board approved the adoption of the 2001 Stock Option Plan permitting the Company to grant options to purchase up to an additional 750,000 common shares to employees, officers, directors and consultants of the Company. On January 7, 2002 shareholders approved the 2001 plan.

     On August 20, 2003, the Board approved the adoption of the 2003 Stock Option Plan permitting the Company to grant options to purchase up to an additional 600,000 common shares to employees, officers, directors, consultants and advisors of the Company. On September 30, 2003 shareholders approved the 2003 plan.

     The Company’s option plans are administered by the Board of Directors, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the option plans must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the option plans is 10 years.

     At Record Date, options to purchase an aggregate of 2,391,000 Common Shares had been granted under the option plans, options to purchase an aggregate of 1,089,500 Common Shares were outstanding and no options to purchase Common Shares were available for future grant under the option plans.

Certain Related Party Transactions

     During the year ended March 31, 2002, sales to Nam Tai Electronic (Shenzhen) Co. Limited (“Namtai Shenzhen”) amounted to less than 10% of the Company’s total sales. Namtai Shenzhen is an indirect wholly owned subsidiary of Nam Tai Electronics, Inc. (“Nam Tai”), which, in September 2000, purchased an aggregate of 750,000 Common Shares of the Company, equal to approximately 9% of the Company’s then outstanding Common Shares. During the year ended March 31, 2002, Nam Tai sold its shares of the Company in the open market.

     In the past, the Company rented staff quarters in China from Mr. S. K. Lee and Mr. M. C. Tam, who are executive officers of the Company and minority shareholders of Integrated International Limited, the parent holding company of the Company’s electronic and metallic subsidiaries. The charges for these premises approximate the amount negotiable, in management’s opinion, on an arms length basis. Rentals charged by these parties to the Company are summarized as follows:

	Year ended March 31,
	2002	2003	2004
Rent charged by Mr. S. K. Lee and Mr. M. C. Tam	$12,000	Nil	Nil

     In January 2003, the Company issued to each of Messrs. Lee and Tam 125,940 of its Common Shares, or an aggregate of 251,880 Common Shares, to acquire an additional 20% (10% from each of Messrs. Lee and Tam) shareholding interest in Integrated raising the Company’s interest in Integrated to 71% of its outstanding shares. Messrs. Lee and Tam continue as minority shareholders of Integrated each owning 12% (together 24%) of its outstanding shares and continue to serve as the executives in charge of administrative and manufacturing operations for the Company’s contract manufacturing operations for electronic products and subassemblies. At the time of the closing of this transaction on January 20, 2003, the market value of the 251,880 Deswell shares issued to Messrs. Lee and Tam was $4,423,000, based on the closing price on that date of $17.56 per share as reported on The Nasdaq Stock Market. During the years ended March 31, 2002, 2003 and 2004, Integrated made distributions to its shareholders, including Deswell, aggregating $nil, $1,609,000 and $426,000, respectively, with Messrs. Lee and Tam’s share of these distributions aggregating $nil, $708,000 and $102,000, respectively.

     During the year ended March 31, 2002, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited (“J&K OEM”), a limited liability Hong Kong Company, to conduct marketing for Deswell’s plastic and electronics businesses. The capital stock of J&K OEM is owned 51% by Deswell, 39% by Dickson Lam, Deswell’s Director of Marketing for plastic and electronic products, and 10% by two other individuals, who were employees of J&K OEM. During the years ended March 31, 2002, 2003 and 2004, J&K OEM made distributions to its shareholders, including Deswell, aggregating $nil, $129,000 and $935,000, respectively, with Mr. Lam’s share of these distributions amounting to $nil, $50,000 and $365,000, respectively. In March 2003, the Company reorganized J&K OEM’s operations by organizing Triumph Wise Technology Limited (“Triumph Wise”), a British Virgin Islands International Business Company, and in August 2003 also incorporated another new Macao company, namely, J&K (OEM) Specialist (Macao Commercial Offshore) Limited (“J&KMCO”), that is wholly-owned by Triumph Wise. The capital stock of Triumph Wise is owned 51% by Deswell, 39% by Dickson Lam and 10% by two other individuals, who are now employees of J&KMCO. In August 2003, J&KMCO obtained business license approval to carry out offshore marketing service activities in Macao. J&K OEM’s operations were transferred to J&KMCO in September 2003 and, J&K OEM has been dormant since then. During the year ended March 31, 2004, Triumph Wise did not make any distributions to its shareholders.

     Since the Company completed its initial public offering in the United States, it has been Deswell’s policy that all transactions between Deswell and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.

     Control of the Company

     Except as disclosed in the footnotes to the table below with respect to Leesha Holdings Limited (“Leesha”), the Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of the Record Date, the beneficial ownership of the Company’s Common Shares by each person known by the Company to beneficially own 5% or more of the Common Shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s Common Shares.

	Number of shares
Name of beneficial owner	beneficially owned (1)
or identity of group	Amount	Percent
Richard Lau (2)	2,738,117	28.8%
C. P. Li (3)	2,725,610	28.7%
C. W. Leung (4)	2,557,500	27.2%
Leesha Holdings Ltd. (5)	2,302,500	25.0%
Royce & Associates, Inc. (6)	941,650	10.2%
FMR Corp./ Edward C. Johnson 3d (7)	877,150	9.5%
Micropower Enterprises Limited	682,500	7.4%
Wellington Management Company, LLP (8)	590,032	6.4%
M. C. Tam	159,940	1.7%

Number of shares
Name of beneficial owner	beneficially owned (1)
or identity of group	Amount	Percent
S. K. Lee	155,740	1.7%
Dickson Lam	*	*
Eliza Y. P. Pang	*	*
Hung-Hum Leung	*	*
Allen Yau-Nam Cham	*	*

* Less than 1%.

(1) Based on 9,209,085 Common Shares outstanding on the Record Date. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, Common Shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding Common Shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of Common Shares owned by any of the other listed persons.

(2) Consists of 2,302,500 Common Shares held of record by Leesha, 135,617 Common Shares held of record by Mr. Lau and options to purchase 300,000 Common Shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $14.28 per share until September 30, 2013. As a director of Leesha, Mr. Lau shares the voting and investment power of the Common Shares held by Leesha.

(3) Consists of 2,302,500 Common Shares held of record by Leesha, 123,110 Common Shares held of record by Mr. Li and options to purchase 300,000 Common Shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $14.28 per share until September 30, 2013. As a director of Leesha, Mr. Li shares the voting and investment power of the Common Shares held by Leesha.

(4) Consists of 2,302,500 Common Shares held of record by Leesha, 60,000 Common Shares held of record by Mr. Leung and options to purchase 195,000 Common Shares granted to Mr. Leung under the Company’s stock option plans. Mr. Leung’s options are exercisable at a weighted average exercise price of $15.86 per share until September 30, 2013. As a director of Leesha, Mr. Leung shares the voting and investment power of the Common Shares held by Leesha.

(5) Leesha is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors, wholly own Leesha in equal shares. Among other investments, Leesha owns the 2,302,500 Common Shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung after Deswell’s initial public offering.

(6) Based on Amendment No. 1 to a Schedule 13G filed with the SEC on April 7, 2004.

(7) Based on Amendment No. 1 to a Schedule 13G filed with the SEC on February 17, 2004.

(8) Based on a Schedule 13G filed with the SEC on February 12, 2004.

PROPOSAL 2

RATIFY SELECTION OF INDEPENDENT ACCOUNTANTS

     The Board of Directors has selected BDO McCabe Lo & Company as independent accountants of the Company for the year ending March 31, 2005 and further directed that the Company submit the selection of independent accountants for ratification by shareholders at the Company’s Annual Meeting. BDO McCabe Lo & Company has acted for the Company as independent accountants since June 2003 and audited the Company’s financial statements at and for the years ended March 31, 2004 and 2003. The Board of Directors recommends that the shareholders approve the selection of BDO McCabe Lo & Company as independent accountants of the Company for the year ending March 31, 2005. The affirmative vote of a majority of all shares of the Company present at the meeting in person or by proxy is required to approve the selection of BDO McCabe Lo & Company as independent accountants of the Company for the year ending March 31, 2005.

OTHER BUSINESS

     The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.

By order of the Board of Directors

C. P. Li
Secretary

Dated August 30, 2004
Macao

DESWELL INDUSTRIES, INC.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 20, 2004
THIS PROXY IS SOLICITED ON BEHALF OF BOARD OF DIRECTORS

     The undersigned, having received notice of the Annual Meeting of Shareholders and the Proxy Statement of the Board of Directors furnished therewith, hereby appoints Richard Lau, C. P. Li and C. W. Leung, and each of them, attorneys of the undersigned (each with full power of substitution), for and in the name(s) of the undersigned to attend the Annual Meeting of Shareholders of Deswell Industries, Inc. (the “Company”) to be held at the Gauguin 2 meeting room of the Bellagio Hotel, 3600 S. Las Vegas Blvd., Las Vegas, NV 89109 on September 20, 2004 at 9:30 a.m. local time, and any adjournment or adjournments thereof, and there to vote and act in regard to all matters which may properly come before said meeting (except those matters as to which authority is hereinafter withheld) upon and in respect to all Common Shares of the Company upon or in respect of which the undersigned would be entitled to vote or act, and with all power the undersigned would possess, if personally present, and especially (but without limiting the general authorization and power hereby given) to vote and act as follows.

1.	Election of Directors
__FOR all nominees listed below
(except as marked to the contrary below)

__WITHHOLD AUTHORITY
to vote for all nominees listed below

(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee’s name below.)

Richard Lau	C. P. Li

C. W. Leung	Hung-Hum Leung

Allen Yau-Nam Cham

2.	To ratify the selection of BDO McCabe Lo & Company as independent accountants for the year ending March 31, 2005.

FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

(continued and to be signed on the reverse side)

3.	In their discretion, the Proxies are each authorized to vote upon such other business as may properly come before the meeting.

FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1, 2 and 3.

The undersigned hereby confer(s) upon said attorneys Proxy discretionary authority to vote upon any other matters of proposals not known at the time of solicitation of this Proxy which may properly come before the meeting.

Attendance of the undersigned at said meeting or at any adjournment or adjournments thereof will not be deemed to revoke this Proxy unless the undersigned shall affirmatively indicate thereat his intention to vote said shares in person. If a fiduciary capacity is attributed to the undersigned in imprint below, this Proxy is signed by the undersigned in that capacity.

Signature(s)
Date

IMPORTANT: In signing this Proxy, please write name exactly as appearing on imprint. For stock held jointly, each joint owners should personally sign. For stock held by corporation, please affix corporate seal.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) DESWELL INDUSTRIES, INC.
Date: August 31, 2004
/s/ Richard Lau
By:
Richard Lau
Chief Executive Officer